14046493

KW 3/12/14

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 68521

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Saybrus Equity Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One American Row
(No and Street)

Hartford	Connecticut	06102-5056
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Gary C. Tebbetts 518 479-8353
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CohnReznick, LLP
(Name – *if individual, state last, first, middle name*)

76 Batterson Park Road	Farmington	CT.	06032
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☒ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OD 3/14/14

OATH OR AFFIRMATION

I, Gary C. Tebbetts, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Saybrus Equity Services, Inc., as of December 31, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer

Title

Notary Public

My Commission Expires April 30, 2016

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Table of Contents

	Page
Independent Auditor's Report	1-2
Statement of Financial Condition	3
Statement of Operations	4
Statement of Stockholder's Equity	5
Statement of Cash Flows	6
Notes to Financial Statements	7-10
Schedule I - Computation of Net Capital and Aggregate Indebtedness under Rule 15c3-1 of the Securities Exchange Act of 1934	11

CohnReznick
Accounting • Tax • Advisory

CohnReznick LLP
cohnreznick.com

Independent Auditor's Report

Board of Directors
Saybrus Equity Services, Inc.:

We have audited the accompanying financial statements of Saybrus Equity Services, Inc. (the Company), which comprise the statement of financial condition as of December 31, 2013, and the related statements of operations, stockholder's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Saybrus Equity Services, Inc. as of December 31, 2013, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained in Schedule I is presented for the purpose of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedule I has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedule I is fairly stated in all material respects in relation to the financial statements as a whole.

CohnReznick LLP

Farmington, Connecticut
February 24, 2014

Assets:	
Cash and cash equivalents	$ 3,311,644
Concessions receivable from third parties	258,328
Concessions receivable from affiliate	94
Prepaid regulatory expenses	36,977
Total assets	**$ 3,607,043**
Liabilities:	
Payable to affiliate	$ 1,029,372
State income taxes payable to affiliate	221
Total liabilities	**1,029,593**
Stockholder's Equity:	
Common stock, par value $0.01 (5,000 shares authorized, 100 issued and outstanding)	1
Additional paid-in capital	3,858,960
Accumulated deficit	(1,281,511)
Total stockholder's equity	**2,577,450**
Total liabilities and stockholder's equity	**$ 3,607,043**

The accompanying notes are an integral part of these financial statements.

Saybrus Equity Services, Inc.
Statement of Operations for the Year Ended December 31, 2013

Revenues:	
Concessions earned	$ 11,149,878
Total revenues	**11,149,878**
Expenses:	
Salary and other compensation	7,484,455
Regulatory expenses	219,159
Other operating expenses	1,418,416
Total expenses	**9,122,030**
Income before income taxes	**2,027,848**
Income tax expense	17,173
Net income	**$ 2,010,675**

The accompanying notes are an integral part of these financial statements.

Saybrus Equity Services, Inc.
Statement of Stockholder's Equity for the Year Ended December 31, 2013

Common Stock:	
Balance, beginning of year	$ 1
Common shares issued	--
Balance, end of year	**$ 1**
Additional Paid-in Capital:	
Balance, beginning of year	$ 4,344,890
Capital contribution from parent	14,070
Capital distribution to parent	(500,000)
Balance, end of year	**$ 3,858,960**
Accumulated Deficit:	
Balance, beginning of year	$ (3,292,186)
Net profit	2,010,675
Balance, end of year	**$ (1,281,511)**
Total Stockholder's Equity:	
Balance, beginning of year	$ 1,052,705
Change in stockholder's equity	1,524,745
Balance, end of year	**$ 2,577,450**

The accompanying notes are an integral part of these financial statements.

Saybrus Equity Services, Inc.
Statement of Cash Flows for the Year Ended December 31, 2013

Cash Flows from Net Operating Activities:	
Net income	$ 2,010,675
Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities:	
Increase in concessions receivable from third parties	(119,217)
Decrease in concessions receivable from affiliate	5,606
Decrease in prepaid regulatory expenses	3,663
Increase in payable to affiliate	411,677
Decrease in state income tax payable to affiliate	(1,992)
Cash provided by operating activities	2,310,412
Cash Flows from Financing Activities:	
Capital contribution from parent	14,070
Capital distribution to parent	(500,000)
Cash used in financing activities	(485,930)
Net increase in cash and cash equivalents	**1,824,482**
Cash and cash equivalents, beginning of year	**1,487,162**
Cash and cash equivalents, end of year	**$ 3,311,644**

The accompanying notes are an integral part of these financial statements.

1. Nature of Business and Summary of Significant Accounting Policies

Description of Business

Saybrus Equity Services, Inc. ("Saybrus Equity" or the "Company") is a Delaware company organized on February 9, 2010 and registered as a securities broker/dealer with the Financial Industry Regulatory Authority ("FINRA") on August 16, 2010. Saybrus Equity is a wholly-owned subsidiary of Saybrus Partners, Inc. ("Saybrus Partners"). Saybrus Partners is a majority-owned subsidiary of The Phoenix Companies, Inc. ("Phoenix"), a publicly traded company. Saybrus Equity provides wholesaling services of variable life insurance and variable annuities to various third party distributors and affiliates. Saybrus Equity is authorized to do business in all 50 states as well as the District of Columbia.

Saybrus Equity earns variable product concession income based on contractual rates when the life or annuity product premium is funded and the Company has no obligation past this milestone to perform services.

Basis of Presentation

The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP"). The single-year presentation is in accordance with Securities and Exchange Commission ("SEC") Rule 17a-5.

Cash and Cash Equivalents

Cash and cash equivalents consist of short-term deposits with an initial term of less than three months. At December 31, 2013, the Company maintains its cash balance in a single account with a highly rated depository institution.

Income Taxes

The Company is included in the consolidated federal income tax return and the combined Connecticut corporation business tax return filed by Phoenix. The Company records income tax expense or benefit in accordance with the Separate Return method, under which income taxes are computed as if the Company had filed on a standalone basis. The Company is also party to a tax sharing agreement with Phoenix and its subsidiaries. Under this agreement, the Company settles income taxes as if it filed on a standalone basis. Additionally, settlement is made for the tax benefit of any net operating losses or other tax credits generated by the Company, not utilized on a standalone basis, and utilized in the consolidated federal tax or Connecticut corporation business tax return filed by Phoenix. To the extent that actual cash settlement for a given year differs from the amount computed for the year under the Separate Return method, the difference is recorded as either a contribution to capital or as a distribution.

Deferred tax assets and/or liabilities are determined in accordance with the Separate Return method by multiplying the differences between the financial reporting basis and tax reporting basis of assets and liabilities by the enacted tax rates expected to be in effect when such differences are recovered or settled. The effect on deferred taxes of a change in tax rate is recognized in income in the period that includes the enactment date of the change.

Revenue Recognition

Variable product concession income is recorded as income when earned and is based upon actual premium funding levels.

Concentration of Business

The Company monitors concentrations within its business in order to identify dependency on one or a few customers. The Company has two major relationships, one of which is a third party, which accounted for approximately 99% of the Company's concessions revenue for the year ended December 31, 2013.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. Distribution to Parent

During Q4 2013, Saybrus Equity made a distribution of excess net capital of $500,000 to its parent, Saybrus Partners. This transaction was recorded in stockholder's equity.

3. Transactions with Affiliates

Saybrus Equity has an expense sharing agreement with its parent Saybrus Partners. In accordance with the expense sharing agreement, Saybrus Partners pays operating expenses on the Company's behalf and is reimbursed through a cost allocation process. Expenses are incurred monthly and settled within 30 days. Expenses allocated to Saybrus Equity for the year ended December 31, 2013 were $9,122,030. Such expenses may not represent the amount that Saybrus Equity would report if such relationship would not exist.

Saybrus Equity performs wholesaling services for Phoenix Life Insurance Company and PHL Variable Life Insurance Company, both wholly-owned subsidiaries of Phoenix. Concession income earned from these affiliates during the year ended December 31, 2013 was $7,534.

The Company has no employees.

4. Regulatory Matters

Net Capital Requirement

Saybrus Equity is classified as a 'limited purpose' securities broker and dealer by FINRA. As such, the firm is subject to the SEC Uniform Net Capital Rule which requires maintenance of minimum net capital (as defined in SEC Rule 15c3-1 ("Net Capital")) and certain debt to capital ratios. Due to its limited securities activities, the rule requires the Company to maintain minimum Net Capital equal to the greater of either $5,000 or 6-2/3% of the Company's aggregate indebtedness as defined under Rule 15c3-1. The Company's capital exceeded this minimum throughout 2013.

At December 31, 2013, Saybrus Equity had Net Capital of $2,540,379 and a net capital requirement of $68,640. Rule 15c-1 also requires the Company's ratio of aggregate indebtedness to Net Capital not to exceed 15 to 1. The Company's aggregate indebtedness to Net Capital ratio was 0.41 to 1 at December 31, 2013.

Exemptions from reserve requirements

Saybrus Equity does not hold customer securities and does not perform custodial functions relating to customer accounts; therefore, the Company is exempt pursuant to Rule 15c3-3 subparagraph (k)(1) from the possession and control requirements and the requirement to maintain reserves for the exclusive benefit of its customers.

Saybrus Equity deals exclusively with the sale of insurance products and variable annuities and as such has filed an exclusion from membership in the Securities Investor Protection Corporation ("SIPC") under section 78ccc(a)(2)(A)(ii) of the Securities Investors Protection Act of 1970 ("SIPA"). As of December 31, 2013, Saybrus Equity was in compliance with the conditions of these exemptions.

5. Commitments and Contingencies

Saybrus Equity may from time to time become involved in various legal proceedings, litigation and threatened litigation arising in the ordinary course of business. As of the date of these financial statements, there are no legal proceedings, which individually or in aggregate have a material effect on the financial position, results of operations or cash flows of the Company.

6. Income Taxes

The components of the income tax expense for the year ended December 31 were as follows:

	2013
Current	$ 17,173
Deferred	--
Total income tax expense	**$ 17,173**

The following presents a reconciliation of income tax expense computed at the federal statutory rate to the income tax expense as reported:

	2013
Statutory rate	35.0%
Valuation allowance	(36.0%)
Meals and entertainment	1.3%
Other	0.5%
Effective income tax rate	**0.8%**

The following summarizes the federal deferred income taxes for the year ended December 31:

	2013
Deferred Tax Assets	
Federal net operating loss carryforward	$ 376,948
State net operating loss carryforward	568
Gross deferred tax assets	377,516
Less valuation allowance	(377,516)
Net deferred tax asset	**$ --**

At December 31, 2013, Saybrus Equity has federal net operating loss carryforwards of $1,076,994 that are scheduled to expire between 2031 and 2032 and state net loss carryforwards of $7,573 that are scheduled to expire between 2031 and 2032. The above amounts are computed based on the Separate Return method and are not reduced for amounts that have been utilized in Phoenix's consolidated returns. Through the 2012 return as filed, the Company has been paid for $314,547 of federal attributes and $383 of state attributes in used in Phoenix's respective consolidated returns.

Deferred income taxes arise from temporary differences between the tax bases of assets and liabilities and their reported amounts in the financial statements, which will result in taxable or deductible amounts in the future. In evaluating its ability to recover deferred tax assets within the jurisdiction from which they arise, the Company considers all available positive and negative evidence, including scheduled reversals of deferred tax liabilities, projected future taxable income, tax-planning strategies, and results of recent operations. In projecting future taxable income, the Company begins with historical results adjusted for the results of discontinued operations and incorporate assumptions about the amount of future state, federal, and foreign pretax operating income adjusted for items that do not have tax consequences. The assumptions about future taxable income require significant judgment and are consistent with the plans and estimates the Company is using to manage the underlying businesses. In evaluating the objective evidence that historical results provide, the Company considers three years of cumulative operating income (loss).

Based on this assessment, the Company has determined that it is not likely that the Company will realize such deferred tax assets and, therefore, a full valuation allowance has been established related to the $377,516 of gross deferred assets at December 31, 2013. This is a decrease of $729,783 from the year ended December 31, 2012.

As of December 31, 2013, Saybrus Equity does not have an asset for unrecognized tax benefits recorded in its financial statements. Saybrus Equity does not anticipate any material change in this position in the next twelve months.

For the year ended December 31, 2013, $14,070 was received from Phoenix in accordance with the tax sharing agreement and was recorded as a capital contribution under the Separate Return method.

7. Subsequent Events

Saybrus Equity has evaluated events subsequent to December 31, 2013 and through February 24, 2014, the date of issuance of these financial statements. Saybrus Equity has determined there have been no events that have occurred that would require adjustments to the Company's financial statements.

Computation of Net Capital and Aggregate Indebtedness under Rule 15c3-1 of the Securities Exchange Act of 1934

As of December 31, 2013

Net capital	
Total stockholder's equity	$ 2,577,450
Deduct assets not allowable for net capital	
Concession receivable from affiliate	94
Prepaid regulatory expenses	36,977
Total deductions from net capital	37,071
Net capital before specific reduction in the market value of securities	2,540,379
Less securities haircuts pursuant to Rule 15c3-1	--
Net capital	$ 2,540,379
Aggregate indebtedness	
Items included in statement of financial condition	
Payable to affiliate	$ 1,029,372
Payable for state income tax	221
Total aggregate indebtedness	$ 1,029,593
Computation of basic net capital requirement	
Minimum net capital required (based upon aggregate indebtedness)	$ 68,640
Minimum dollar requirement	$ 5,000
Net capital requirement	$ 68,640
Excess in net capital	$ 2,471,739
Ratio: aggregate indebtedness to net capital	0.41 to 1

Reconciliation with Company's Computation of Net Capital & Aggregate Indebtedness On Form X-17-5 as of December 31, 2013

Net capital, as reported in Company's Part IIA Focus Report	$ 2,522,679
Adjustments:	
Payable to affiliate	17,700
Net capital, per December 31, 2013 audited report, as filed	$ 2,540,379
Aggregate indebtedness, as reported in Company's Part IIA Focus Report	$ 1,047,293
Adjustments:	
Payable to affiliate	(17,700)
Aggregate indebtedness, per December 31, 2013 audited report, as filed	$ 1,029,593

COHNREZNICK
ACCOUNTING • TAX • ADVISORY

CohnReznick LLP
cohnreznick.com

Independent Auditor's Report on Internal Control

Board of Directors
Saybrus Equity Services, Inc.:

In planning and performing our audit of the financial statements of Saybrus Equity Services, Inc. (the Company) as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

CohnReznick LLP

Farmington, Connecticut
February 24, 2014